NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock, 9% Senior Notes due July 1, 2010, 9% Senior Notes due July 1, 2010, 7 1/2% Senior Subordinated Notes due March 15, 2011, 7 1/2% Senior Subordinated Notes due January 15, 2015 and the 10 3/8% Senior Subordinated Notes due July 1, 2012 (collectively, the 'Securities') of TOUSA, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on March 13, 2008, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange's continued listing standard regarding average closing price less than $1.00 over a consecutive 30 trading day period. In addition, NYSE Regulation also considered the 'abnormally low' trading level of the common stock, which closed at $0.12 on November 15, 2007, with a resultant market capitalization of $7.2 million. Furthermore, the Exchange noted that the Company had also fallen below the NYSE's continued listing standard for average market capitalization less than $75 million over a consecutive 30 trading day period and stockholders' equity of $75 million based on its recently reported results for the quarter ended September 30, 2007. 1. The Exchange's Listed Company Manual, Sections 802.01C and B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: average closing price of a security is less than $1.00 over a consecutive 30 trading-day period; average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time, total stockholders' equity is less than $75,000,000. 2. The Exchange, on November 16, 2007, determined that the Securities should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on November 16 2007. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on November 16, 2007, of the suspension of trading in the Securities. Similar information was included on the Exchange's website. 4. On December 3, 2007, the Company requested a hearing before the Committee for Review of the Board of Directors' of NYSE Regulation which was held on January 29, 2008, concerning the Exchange's decision, in accordance with Section 804.00 of the Exchange's Listed Company Manual. 5. On February 15, 2008, the Committee for Review issued a decision that affirmed the determination of the Exchange's Staff to delist the Securities of the Company.